Exhibit 4.25

NOVEMBER 20, 2015 AMENDING AGREEMENT

to MANAGER EMPLOYMENT AGREEMENT

This 2015 Amending Agreement (the “2015 Amendment”) amends the Manager Employment Agreement between SMART Technologies ULC and Steve Winkelmann made December 15, 2014 and November 13, 2014, as amended effective November 5, 2015 (the “Agreement”).

This 2015 Amendment is effective as of November 20, 2015 (the “Effective Date”).

Capitalized terms not defined herein will have the meaning ascribed to them under the Agreement.

For good and valuable consideration, including the Manager’s participation in the Corporation’s Manager Team Retention Plan as described under this 2015 Amendment (the “ETR Plan”), the sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	INTENTIONALLY OMITTED.

2.	The following Articles 3.8 and 3.9 shall be inserted in Article 3:

3.8 The Manager shall, as of the Effective Date, participate in the ETR Plan and be eligible for a retention payment under the ETR Plan in an amount and in accordance with the terms outlined in this Agreement. The Manager’s participation in the ETR Plan, and any eligibility for the ETR Plan Payment shall terminate on the earlier of:

(a)	the Manager’s voluntary resignation from the Manager’s employment for a reason other than Good Reason following a Change of Control or Going Private Transaction;

(b)	one (1) year after the effective date of a Change of Control or Going Private Transaction; or

(c)	December 31, 2016, if the Corporation (or its affiliates) have not, on or before December 31, 2016, entered into a binding letter of intent or a definitive agreement or similar document with respect to a transaction or series of transactions that upon closing shall be a Change of Control or Going Private Transaction.

3.9 Upon the occurrence of a Change of Control or Going Private Transaction and within one (1) year of the effective date of the Change of Control or Going Private Transaction there is an event or events which constitute Good Reason (as defined in Schedule “B”) then, as of the date of the event or events that constitute Good Reason and in addition to any other entitlements under this Agreement, the Manager shall be entitled to the ETR Plan Payment.

3.	The following Article 4.7.1 shall be inserted after Article 4.7:

4.7.1 If the Corporation terminates this Agreement and the Manager’s employment, for any reason other than the reasons in Articles 4.1, 4.2 and 4.3, within twelve (12) months following a Change of Control or a Going Private Transaction, the Corporation shall within five (5) business days of the Termination Date, pay or provide to the Manager, subject to the condition in Article 4.12, in addition to the payments provided for in Article 4.4 or otherwise under this Agreement, the ETR Plan Payment.

4.	The following shall be added to the end of Article 4.8:

If the Manager elects to terminate this Agreement pursuant to this Article 4.8, then in addition to the payments provided for above, the Manager shall also be entitled to, in addition to any other entitlements under this Agreement, the ETR Plan Payment.

5.	The following Article 4.9.1 shall be inserted after Article 4.9:

4.9.1 If the Corporation terminates this Agreement and the Manager’s employment pursuant to Article 4.4, and either (i) the Corporation (or its affiliate) enters into a binding letter of intent or a definitive agreement or similar document in respect of a Change of Control or a Going Private Transaction prior to December 31, 2016 and within six (6) months of such Termination Date, or (ii) the Termination Date is after the Corporation (or its affiliate) enters into a binding letter of intent or a definitive agreement or similar document in respect of a Change of Control or a Going Private Transaction, but prior to the effective date of such Change of Control or Going Private Transaction, then, in addition to the payments provided for in Article 4.4 or otherwise under this Agreement, on the effective date of a Change of Control or a Going Private Transaction the Manager shall be entitled to the ETR Plan Payment. The Board of SMART Technologies Inc. has the discretion, at the time of termination of the Manager’s employment pursuant to Article 4.4, to extend the length of the six (6) month period referenced above. For the avoidance of doubt, no payment is due to the Manager under this Article 4.9.1 in the event a Change of Control or a Going Private Transaction does not ultimately close.

6.	The following Articles 4.14, 4.15, 4.16 and 4.17 shall be inserted in the Agreement after Article 4.13:

4.14 The “ETR Plan Payment” is a cash payment, calculated as follows:

A. [the number of 2013 PRS Units (whether or not the 2013 PRS Units have expired or vested), such amount being 50,000]

x

B. [the highest performance multiplier applicable to the 2013 PRS Units, such amount being 2.5]

x

C. [the Fair Market Value (as defined in the Amended and Restated Equity Incentive Plan)]

less

D. [the gross amount of cash, if any, paid by the Corporation, or cash value of shares provided by the Corporation, to the Manager prior to such date in respect of the 2013 PRS Units],

such ETR Plan Payment shall be less required withholdings.

4.15 The parties agree that any payment of the ETR Plan Payment to the Manager under this Agreement shall be in addition to the retiring allowance and termination entitlements provided for in Article 4 of the Agreement, and the payment of any such ETR Plan Payment is conditional on the Manager signing a full and final release in favour of the SMART Group, in a form satisfactory to the Corporation, acting reasonably.

4.16 The parties agree that the Manager shall not be paid any amounts due under the ETR Plan, even where otherwise entitled to such payment pursuant to this Agreement, until May 17, 2016 (such date being the day after the 2013 PRS Units are set to expire).

4.17 The Manager understands and agrees that the Manager may be required by the Board of SMART Technologies Inc. to forfeit the Manager’s participation in the ETR Plan, in order to receive future grants of long term incentives or equity compensation during the term of the ETR Plan.

7.	The existing Article 4.4 shall be deleted and replaced with:

4.4. The company may immediately terminate this Agreement and the Manager’s employment, for any reason other than the reasons in Article 4.1, 4.2. and 4.3, and the Corporation shall pay the Manager, subject to the condition in Article 4.10, within five (5) business days of the Manager’s last day actively at work (the “Termination Date”) for the Corporation, the following:

(a)	the pro rata Annual Salary earned, but not yet paid, up to the Termination Date;

(b)	all vacation accrued and unused as of the Termination Date to be calculated in accordance with the Corporation’s policies and procedures;

(c)	a retiring allowance calculated on the following basis (the “Retiring Allowance”):

(i)	One (1) times the Manager’s then Annual Salary, less required withholdings; plus

(ii)	one (1) times the average all Discretionary Bonus Plan bonus payments to the Manager by the Corporation in the three (3) fiscal years prior to the Termination Date, less required withholdings; plus

(iii)	in consideration of the termination of all benefits and perquisites effective the Termination Date, an additional amount equal to seven percent (7%) of the executive’s then Annual Salary; and

(d)	a payment equal to the average of all Discretionary Bonus Plan bonus payments paid to the Manager by the Corporation in the (3) fiscal years prior to the Termination Date, prorated to reflect the period of time that the Manager was employed with the Corporation in the fiscal year in which the Termination Date occurred.

8.	The text of Article 4.5 and of Article 4.6 shall be replaced with: “INTENTIONALLY OMITTED”.

9.	All other provisions and terms and conditions of the Agreement remain unamended and in full force and effect.

10.	The Agreement and this 2015 Amendment shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

IN WITNESS WHEREOF, the parties have executed this 2015 Amendment by persons duly authorized as of the Effective Date.

SMART TECHNOLOGIES ULC

Per:	/s/ Matt Sudak
Matt Sudak VP, Legal, General Counsel & Corporate Secretary

/s/ Steve Winkelmann
Steve Winkelmann

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